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April 22, 2013

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          Opteum Mortgage Acceptance Corporation
Amendment No. 2 to the Registration Statement on Form S-3
Filed April 10, 2013
File No. 333-184629

Ladies and Gentlemen:

On behalf of Opteum Mortgage Acceptance Corporation (the “Registrant”), we have caused to be filed with you electronically on Form S-3/A under EDGAR, the captioned Amendment No. 3 to Registration Statement.

The objective of the above-captioned Amendment No. 3 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated April 18, 2013.  These comments and our corresponding responses may be found below.  Please do not hesitate to contact us with any questions you may have.

Registration Statement on Form S-3

General

Comment:

1.
We note your response to comment 1 of our letter dated January 18, 2013. Please continue to note that our comments to either of the prospectus supplements should be applied to both, if applicable and make conforming revisions as appropriate. Please also indicate in your response the page numbers of where related revisions are made in the base prospectus and either supplement, as applicable.

Response:

With respect to comments 4, 5, 6 see pages S-25, S-54 and S-55 of version 1 of the prospectus supplement and  pages S-21, S-54 and S-55 of version 2 of the prospectus supplement. With respect to comment 3, please see the cover pages of both prospectus supplements.

Comment:

2.
We note your response to comment 2 that you will only be able to file a form of financial guaranty insurance policy because the final executed copy will not be available until the closing date. Note that finalized agreements at the time of an offering may be filed in preliminary form as provided by Instruction 1 to Item 601 of Regulation S-K. The filing requirement for an exhibit (other than opinions or consents) may be satisfied by filing the final form of the document to be used; the final form must be complete, except that prices, signatures and similar matters may be omitted and such exhibits may not be incorporated by reference into any subsequent filing made with the Commission. See Elimination of Certain Pricing Amendments and Revisions of Prospectus Filing Procedures, Release No. 33-6714 (June 5, 1987). Please confirm that the form of financial guaranty insurance policy will comply with the requirements of Item 601 of Regulation S-K.

Response:

We confirm that the form of financial guaranty insurance policy will comply with the requirements of Item 601 of Regulation S-K.

Prospectus Supplement Related to Certificates

Cover Page

Comment:

3.	We note your revisions to the Method of Distribution section in response to comment 9. Please also revise the cover page to reflect the proceeds by class.

Response:

We have updated the cover pages of both prospectus supplements to reflect the proceeds by class.

Risk Factors

Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses, page S-25

Comment:

4.
We note your revisions in response to prior comment 10. However, we believe there is language in this risk factor that appears to disclaim your responsibility to comply with Rule 193 of the Securities Act. In this regard, your risk factor disclosure states that there can be “no assurance” that any review process conducted uncovered relevant facts that could be determinative of how the reviewed mortgage loans will perform. Similar language appears on page S-54. Rule 193 requires, however, that your pre-offering review must be designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in the prospectus is accurate in all material respects. Accordingly, please revise here and on page S-54 to confirm that the sponsor’s review provides such reasonable assurance. Refer to Item 1111(a)(7) of Regulation AB.

Response:

We have revised the risk factor, and the disclosure about the Due Diligence of Mortgage Loans, in response to comments 4, 5 and 6.  We have revised the disclosure to state that the Sponsor’s pre-offering review provides the Sponsor with the reasonable assurance required by Rule 193.  We have removed language that could be read to imply that the reasonable assurance standard may not have been met.  However, we have retained language that is consistent with the fact that the pre-offering review is not an absolute assurance that the mortgage loans are free from defects that could affect future performance.

Comment:

5.
Also, we note your statement that these review procedures were intended to discover “certain material discrepancies and possible material defects in the mortgage loans reviewed.” As noted, the review should cover the accuracy of all prospectus disclosure regarding the pool assets in all material respects. Therefore, revise to delete “certain” and explain what discrepancies are being reviewed.

Response:

Please see our response to comment 4.

Comment:

6.
Please clarify your statement that “the review of the analyses by the Sponsor may, erroneously, not have indicated a defect in the original appraisal, which could result in an increased risk that payments on these mortgage loans may not be received or recovered.” It is not clear why the review of the sponsor could erroneously not have “indicated” a defect if the third party determined the original appraisal was not supportable. Also, please confirm that the sponsor has designed the third party review of original appraisals to provide reasonable assurance that the disclosure regarding the pool assets is accurate in all material respects.

Response:

Please see our response to comment 4.

Exhibit 5.1

Comment:

7.
We note your legal opinion is limited to the federal laws of the United States, including without limitation the Internal Revenue Code of 1986, and the laws of the State of New York. Please revise your legal opinion, or provide a separate legal opinion, with respect to the laws of the State of Delaware, the jurisdiction in which both the registrant and, with respect to the notes, the issuing entity are organized.

Response:

We have revised our legal opinion accordingly.

If you require any addition information, please call the undersigned at (212) 768-6936.

Very truly yours,

/s/ Richard D. Simonds, Jr.

Copy with enclosures to:

Rolaine S. Bancroft
Michelle Stasny
Division of Corporation Finance